NEWS RELEASE
FOR IMMEDIATE RELEASE

Agrium to switch out of
agricultural ammonium nitrate in
favor of other nitrogen products

05-014
Date: June 27, 2005

Contact:
Investor/Media Relations:
Richard Downey
Director, Investor Relations
Phone (403) 225-7357

Christine Gillespie
Investor Relations Manager
Phone (403) 225-7437

Contact us at: www.agrium.com

ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today it will discontinue production and sales of agricultural grade ammonium nitrate. This decision was made as part of our ongoing process to optimize returns from our base business and to reduce potential exposure related to security concerns. Agrium anticipates previous sales of agricultural ammonium nitrate will be largely replaced by increased sales of other products, primarily from our low cost Alberta-based facilities. As a result, this decision will not have any material effect on either our earnings or capital asset net book value.

Agrium Wholesale sold approximately 300,000 tonnes of agricultural ammonium nitrate in 2004 produced at three facilities. These sales represented less than two percent of Agrium’s Wholesale fertilizer gross profit in 2004. The Homestead, Nebraska ammonium nitrate facility will continue to operate as a distribution terminal for ammonia and other nitrogen products. The Kennewick, Washington nitrogen facility, will concentrate on the production of nitrogen solutions. The Redwater, Alberta facility will increase production of other nitrogen products.

Agrium’s Retail operations will also no longer market ammonium nitrate and anticipate replacing these sales with increased sales of other nitrogen products such as urea, nitrogen solutions and Agrium’s ESN product. Agrium’s retail sales of ammonium nitrate typically average approximately thirty thousand tonnes per year, accounting for less than one percent of sales.

Agrium Inc. is a leading global producer and marketer of agricultural nutrients and industrial products and a major retail supplier of agricultural products and services in both North and South America. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.

Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the management discussion and analysis section of the Corporation’s most recent annual report to shareholders, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, weather conditions, the future supply, demand, price level and volatility of natural gas, future prices of nitrogen, the differential pricing of natural gas in various markets, future fertilizer inventory levels, future nitrogen consumption in North America, future crop prices, future levels of nitrogen imports into North America and future additional fertilizer capacity and operating rates. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.